1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2024
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 10, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC June 2024 Revenue Report

HSINCHU, Taiwan, R.O.C. – Jul. 10, 2024 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for June 2024: On a consolidated basis, revenue for June 2024 was approximately NT$207.87 billion, a decrease of 9.5 percent from May 2024 and an increase of 32.9 percent from June 2023. Revenue for January through June 2024 totaled NT$1,266.15 billion, an increase of 28.0 percent compared to the same period in 2023.

TSMC June Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	June 2024	May 2024	M-o-M Increase (Decrease) %	June 2023	Y-o-Y Increase (Decrease) %	January to June 2024	January to June 2023	Y-o-Y Increase (Decrease) %
Net Revenue	207,869	229,620	(9.5)	156,404	32.9	1,266,154	989,474	28.0

TSMC Spokesperson:	Media Contacts
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for June 2024 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2024	2023
June	Net Revenue	207,868,693	156,404,174
Jan. ~ June	Net Revenue	1,266,154,378	989,474,227
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC China*	101,476,961	50,393,300	35,772,800
* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	1,454,292,772	2,703,600	2,703,600
TSMC**		243,675,000	243,675,000
TSMC***		390,933,326	260,973,310
TSMC Japan Ltd.****	305,920	267,300	267,300
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.
**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.
4. Financial derivative transactions (in NT$ thousands)

(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	119,934,232
	Mark to Market of Outstanding Contracts	(460,822)
	Cumulative Unrealized Profit/Loss	(1,059,834)
Expired Contracts	Cumulative Notional Amount	478,296,577
	Cumulative Realized Profit/Loss	(3,911,662)
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	2,164,824
	Mark to Market of Outstanding Contracts	(7,390)
	Cumulative Unrealized Profit/Loss	(22,874)
Expired Contracts	Cumulative Notional Amount	18,259,092
	Cumulative Realized Profit/Loss	(99,469)
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	5,819,422
	Mark to Market of Outstanding Contracts	(17,466)
	Cumulative Unrealized Profit/Loss	(58,088)
Expired Contracts	Cumulative Notional Amount	39,657,112
	Cumulative Realized Profit/Loss	(263,740)
Equity price linked product (Y/N)		N

‧Japan Advanced Semiconductor Mfg., Inc.

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	-
	Mark to Market of Outstanding Contracts	-
	Cumulative Unrealized Profit/Loss	92,598
Expired Contracts	Cumulative Notional Amount	4,378,711
	Cumulative Realized Profit/Loss	159,897
Equity price linked product (Y/N)		N
(2)Derivatives applying hedge accounting.

‧TSMC Global

		Future
Margin Payment		(35,901)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	584,820
	Mark to Market of Outstanding Contracts	(2,115)
	Cumulative Unrealized Profit/Loss	42,901
Expired Contracts	Cumulative Notional Amount	7,703,379
	Cumulative Realized Profit/Loss	52,303
Equity price linked product (Y/N)		N